SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

89BIO, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

282559103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,527 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,527 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares of Common Stock are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on 46,536,970 shares of Common Stock outstanding as of November 7, 2022, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022 (the “Form 10-Q”).

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,527 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,527 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)	Based on 46,536,970 shares of Common Stock outstanding as of November 7, 2022, as reported by the Issuer in the Issuer’s Form 10-Q.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,215,390 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,215,390 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,390 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 4,863 shares of Common Stock held of record by a limited partnership (the “Partnership”) of which the general partner is a trust (the “Trust”) and (ii) 1,210,527 shares of Common Stock held of record by LVPIII. Patrick G. Enright is the Trustee of the Trust and may be deemed to share voting, investment and dispositive power over the shares held by the Partnership. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by LVPIII. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by LVPIII. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)	Based on 46,536,970 shares of Common Stock outstanding as of November 7, 2022, as reported by the Issuer in the Issuer’s Form 10-Q.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,323
	8	SHARED VOTING POWER 1,211,094 (1)
	9	SOLE DISPOSITIVE POWER 1,323
	10	SHARED DISPOSITIVE POWER 1,211,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 567 shares of Common Stock held of record by a trust and (ii) 1,210,527 shares of Common Stock held of record by LVPIII. Juliet Tammenoms Bakker is the Investment Trustee of such trust and may be deemed to share voting and dispositive power with regard to the reported shares. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by LVPIII. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by LVPIII. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)	Based on 46,536,970 shares of Common Stock outstanding as of November 7, 2022, as reported by the Issuer in the Issuer’s Form 10-Q.

1	NAMES OF REPORTING PERSONS Gregory Grunberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,872 (1)
	8	SHARED VOTING POWER 1,210,527 (2)
	9	SOLE DISPOSITIVE POWER 22,872 (1)
	10	SHARED DISPOSITIVE POWER 1,210,527 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,399 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 540 shares of Common Stock and (ii) 22,332 shares of Common Stock underlying stock options granted to Gregory Grunberg, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

(2)

All shares of Common Stock are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Gregory Grunberg, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(3)

Based on (i) 46,536,970 shares of Common Stock outstanding as of November 7, 2022, as reported by the Issuer in the Issuer’s Form 10-Q plus (ii) 22,332 shares of Common Stock underlying stock options granted to Gregory Grunberg, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

Explanatory Note.

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of 89Bio, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on November 21, 2019 as amended by Amendment No. 1 filed with the Commission on July 20, 2020, Amendment No. 2 filed with the Commission on November 25, 2020 and Amendment No. 3 filed with the Commission on February 7, 2022 (collectively, the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D (the “Dilutive Issuances”) and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(e) As a result of the Dilutive Issuances, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ Gregory Grunberg
Gregory Grunberg